Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES DATE FOR ITS
2023 ANNUAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, April 18, 2023 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, announced today that the Company will hold its 2023 Annual Meeting of Shareholders (the “Meeting”) at 8:00 a.m. Eastern Time on May 23, 2023 in virtual format only. All shareholders of record as of April 3, 2023, who wish to attend may do so by following the instructions included in the Notice of Annual Meeting of Shareholders and accompanying proxy statement which is available on the SEC website at https://www.sec.gov/edgar/browse/?CIK=1318885&owner=exclude or by referring to the Company’s website at www.dianashippinginc.com.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.